# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BOXABL Inc., CIK 0001906364
CUSIP: 30334J102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, Illinois (IL), 60143
Date of event which requires filing of this statement: 07/17/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-029616
Filed by CIK 0002065935

## Reporting persons
- Atsion Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,494,101; sole dispositive power 0; shared dispositive power 1,494,101; aggregate amount beneficially owned 1,494,101 (0.4% of the class)
- John Salemi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,494,101; sole dispositive power 0; shared dispositive power 1,494,101; aggregate amount beneficially owned 1,494,101 (0.4% of the class)
- Camac Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,494,101; sole dispositive power 0; shared dispositive power 1,494,101; aggregate amount beneficially owned 1,494,101 (0.4% of the class)
- Camac Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,494,101; sole dispositive power 0; shared dispositive power 1,494,101; aggregate amount beneficially owned 1,494,101 (0.4% of the class)
- Camac Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,494,101; sole dispositive power 0; shared dispositive power 1,494,101; aggregate amount beneficially owned 1,494,101 (0.4% of the class)
- Eric Shahinian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,494,101; sole dispositive power 0; shared dispositive power 1,494,101; aggregate amount beneficially owned 1,494,101 (0.4% of the class)

## Item 1. Issuer
Name of issuer: BOXABL Inc.
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, IL 60143

## Item 2. Person Filing
Name of person filing:
Atsion Asset Management LLC
John Salemi
Camac Fund, LP
Camac Partners, LLC
Camac Capital, LLC
Eric Shahinian
Address of principal business office or, if none, residence:
Atsion Asset Management LLC
35 Grove Street, Apt 6E
New York, NY 10014

John Salemi
35 Grove Street, Apt 6E
New York, NY 10014

Camac Fund, LP
1601-1 N. Main Street #3159, SMB#92283
Jacksonville, FL 32206

Camac Partners, LLC
1601-1 N. Main Street #3159, SMB#92283
Jacksonville, FL 32206

Camac Capital, LLC
1601-1 N. Main Street #3159, SMB#92283
Jacksonville, FL 32206

Eric Shahinian
1601-1 N. Main Street #3159, SMB#92283
Jacksonville, FL 32206
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,494,101
Percent of class: 0.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,494,101
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,494,101

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Atsion Asset Management LLC: John Salemi, John Salemi/Managing Member (07/21/2026)
- John Salemi: John Salemi, John Salemi (07/21/2026)
- Camac Fund, LP: Camac Capital, LLC, its general partner, Eric Shahinian/Manager (07/21/2026)
- Camac Partners, LLC: Camac Capital, LLC, its managing member, Eric Shahinian/Manager (07/21/2026)
- Camac Capital, LLC: Eric Shahinian, Eric Shahinian/Manager (07/21/2026)
- Eric Shahinian: Eric Shahinian, Eric Shahinian (07/21/2026)